DSM Press Release

...unications,
Heerlen, The Netherlands
...121, Fax (31) 45 5740680
...@dsm.com


06016979


RECEIVED
SEP 1 8 2006
209


DSM

...J DSM PRESS CONFERENCE

Today at 10 a.m. DSM holds a press conference in which Jos Goessens, President of DSM Engineering Plastics and Frans Pistorius, President of DSM Nederland, will elaborate on the investments at Chemelot. The press conference will take place in DSM's Mauritspark office, Mijnweg 1, Geleen. Those who are not able to attend in person are invited to follow the presentation via a live audio cast in Dutch only at www.dsm.com.

36E Heerlen (NL), 8 September 2006

DSM to build two new engineering plastic plants at Chemelot site, Geleen (NL)

Royal DSM N.V. today announces that it has decided to construct two new manufacturing facilities at its Chemelot site in Geleen, the Netherlands. DSM is making these investments in response to excellent market growth for two of the company's top specialty products, Stanyl® polyamide 46 and Stamylan® UH ultra-high molecular weight polyethylene, which is used among other things as a raw material for Dyneema® high strength fibers. The new Stanyl® plant and the new Stamylan® facility, which will each double existing production capacity, are scheduled to come on line in 2008. The total investment will be around EUR 100 million.

The high performance material Stanyl® is used in a variety of applications, such as automotive, cell phones, computers and personal electronics. In addition, there is rapid growth in new, innovative applications such as fine pitch connectors for LCDs, reflector packages for LEDs, and gears in all kind of applications, for example seat recliners and starter motors. Stamylan® UH is used as a high strength, wear-resistant engineering plastic in industrial, sports and other applications and in Dyneema®, the world's strongest fiber™. This new investment will secure supply to DSM's growing Dyneema® fiber business and will make it possible to meet the sourcing requirements of other customers.

"*These investments are another major step in the context of DSM's strategy* Vision 2010 – Building on Strengths," says Nico Gerardu, member of DSM's Managing Board. *"They will fuel the profitable growth of our specialty performance materials Stanyl®, Stamylan® UH and Dyneema® and build on our strengths in marketing and application development of these products."*

DSM is the sole worldwide producer of polyamide 46. With the new Stanyl® plant, DSM will operate two Stanyl® plants at the Chemelot site in Geleen to supply Stanyl® base resin worldwide to DSM's operations in Europe, USA, Japan and, most recently, China.

"Production of Stanyl® base resin is supported by our ability to manufacture our own high-purity diaminobutane," commented Jos Goessens, President of DSM Engineering Plastics. Diaminobutane is the key monomer in the production of Stanyl®. DSM has also decided to start the basic engineering to debottleneck the diaminobutane plant in Geleen, to match the increased production capacity for Stanyl /®. *"With the second Stanyl® facility and the capacity expansion*

for diaminobutane, we can secure the supply of Stanyl® to support the excellent growth of our customers worldwide in the years ahead," added Goessens.

"The fact that DSM is making these major investments at the Chemelot site in Geleen, its biggest and oldest manufacturing site, shows the competitive power of this site and also demonstrates DSM's commitment to it. These investments will give another boost to our site and to the economic growth of the region," commented Frans Pistorius, President of DSM Nederland.

Stanyl®
Stanyl®, the highest performance polyamide in the world, is a unique, high-crystallinity material that exhibits exceptional heat resistance, stiffness and strength, chemical resistance and processability. In addition, it has a low coefficient of friction and resists creep and deformation. Automotive applications of Stanyl® include chain tensioners, engine covers, gears, sensors and clutch rings. Electrical applications include connectors, circuit breaker housings, microswitches, electric motor parts, and a variety of components for consumer electronics. Consumer applications include muffler covers for gas operated tools, water kettle components including safety switches, and a variety of other hand and power tool components.

Stamylan® UH
Stamylan® UH is a very high molecular weight polyethylene that exhibits excellent toughness and resistance to abrasion, outstanding chemical resistance and good low friction, non-stick characteristics. It is widely used for wear-resistant components in industrial, bulk materials handling and sports equipment as well as in ultra-strong fibers.

Dyneema®
Dyneema® is a super strong polyethylene fiber that offers maximum strength combined with minimum weight. It is up to 15 times stronger than quality steel and up to 40% stronger than aramid fibers, both on a weight-for-weight basis. Dyneema® is an important component in marine and offshore ropes, in cables and nets, in safety gloves for the metalworking industry and in fine yarns for applications in sporting goods and the medical sector. In addition, Dyneema® is used in bullet resistant armor and clothing for police and military personnel.

DSM Engineering Plastics
DSM Engineering Plastics is a business group forming part of DSM's Performance Materials cluster. DSM Engineering Plastics is a global supplier of Stanyl® PA 46 and Akulon® 6 and 66 polyamides, Arnitel® TPE-E, Arnite® PBT and PET polyesters, Xantar® polycarbonate, Yparex® extrudable adhesive resins, and Stamylan® UH Ultra High Molecular Weight PE. These materials are used in technical components for electrical appliances, electronic equipment and cars, in barrier packaging films as well as in many mechanical and extrusion applications. The business group had annual sales of EUR 705 million in 2005. It employs 1400 people worldwide and has eight production locations in Europe, the USA and Asia. With Stanyl®, it is the global market leader in high heat polyamides.

DSM
DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the

company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information about DSM can be found at www.dsm.com.

Dyneema®, (Dyneema®), the world's strongest fiber™, Stanyl®, Stamylan® UH, Akulon®, Arnitel®, Arnite®, Xantar®, and Yparex® are all trademarks and applications owned by Royal DSM N.V.

For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

This press release and relevant photographs can be downloaded from www.pressreleasefinder.com or www.dsm.com. Alternatively, for very high resolution pictures please contact Anouk Luykx (aluykx@emg.nl, +31 164 317 017).

Caption:
DSM has decided to build two new plants at the Chemelot site in Geleen, the Netherlands, to produce Stanyl® polyamide 46 (PA 46), a unique DSM material, and Stamylan® UH. Both plants will double existing production capacity. (Photo: DSM Engineering Plastics: DSMPR167)